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                                PROMISSORY NOTE


$7,975,000                                                                 ,1996
                                                             Deerfield, Illinois


     FOR VALUE RECEIVED, the undersigned, METZLER & ASSOCIATES, INC., promises to pay to the order of RICHARD J. METZLER on or before ____________, 199_, the principal sum of Seven Million Nine Hundred Seventy Five Thousand and No/100ths Dollars ($7,975,000).

     All payments of principal and interest hereunder shall be made to the legal holder at 120 Woodley Road, Winnetka, Illinois 60093, or at such other place as the legal holder may from time to time designate in writing to the undersigned.

     The legal holder of this Note shall be entitled to recover all of its costs of collection, court costs, legal expenses and reasonable attorneys' fees in collecting or enforcing this Note or the collection of any sums due hereunder.

     No delay on the part of the holder of this Note in the exercise of any right or remedy shall operate as a waiver thereof or the exercise of any other right or remedy. The undersigned hereby waives presentment for payment, notice of dishonor and protest.

     This Note shall be governed, construed and enforced in accordance with the laws of the State of Illinois.

  IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.



                                       METZLER & ASSOCIATES, INC.



                                       By:_____________________________________
                                            Its President